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                                                      SEC File Number: 0-12113
                                                   CUSIP Number:   207865 10 6

                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING


                                   (Check One)

          [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
                 [X ]Form 10-Q and Form 10-QSB   [ ] Form N-SAR
                        For Period Ended: March 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:  N/A


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      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


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      If the notification relates to a portion of the filing checked above,
      identify the Item(s) to which the notification relates:   N/A

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Part I - Registrant Information

      Full Name of Registrant:   Connectivity Technologies Inc.
      Former name if applicable: N/A


      Address of Principal
      Executive Office (Street and Number):  680 Mechanic Street
                                             Leominster, MA 01453


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Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


Part III - Narrative

      State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


      The Registrant has devoted all of its attention and energy to the further development of its business and accordingly is unable to file its Form 10-Q for the quarter ended March 31, 1999 within the prescribed time period without unreasonable effort and expense.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      George H. Buckham           (978)                 537-9138
      -----------------           -----                 --------
      (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?        [X] Yes      [ ] No


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      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates reporting revenues of approximately $9,000,000 for the quarter ended March 31, 1999 compared to revenues of $11,803,705 for the quarter ended March 31, 1998 and a net loss of approximately $870,000 for the quarter ended March 31, 1999 compared to a net loss of $290,275 for the quarter ended March 31, 1998. The decrease in revenues and the increase in net loss results primarily from a reduction in the worldwide price of copper, lower sales at one of the Registrant's divisions and management's belief that customer apprehension exists as a result of the Registrant's relationship with its lenders.

                         CONNECTIVITY TECHNOLOGIES INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 1999                       /s/ George H. Buckham
                                         --------------------------------
                                         George H. Buckham
                                         Secretary


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